Exhibit C

Amended and Restated Stockholders' Agreement

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

This Amended and Restated Stockholders Agreement, dated as of ________, 2015 (this "**Agreement**"), is made by and among Luxury Camping Inc., a Delaware corporation (the "**Company**"); the persons and entities listed on Schedule A (individually, a "**Purchaser**" and collectively, the "**Purchasers**"); and the holders of shares of Common Stock of the Company listed on Schedule B (each individually, a "**Key Stockholder**" and collectively, the "**Key Stockholders**").

WHEREAS, the Company and the Key Stockholders are parties to a Founders Agreement (the **"Prior Agreement"**) dated as of April 1, 2014 by and among the Company, the Key Stockholders and the Purchasers named therein; and

WHEREAS, the Key Stockholders own certain shares of the Company's Common Stock, $0.001 par value per share ("**Common Stock**"); and

WHEREAS, the Company desires to sell to certain of the Purchasers certain shares of the Company's Series A Convertible Preferred Stock, $0.001 par value per share (the **"Preferred Stock"**), pursuant to a Series A Convertible Preferred Stock Purchase Agreement dated as of the date hereof (the "**Purchase Agreement**"); and

WHEREAS, the Purchasers and the Key Stockholders desire to protect the management and control of the Company from influence by any person not acceptable to the Company and the Purchasers by (i) limiting the rights of the Key Stockholders to sell their interests in the Company and (ii) requiring the Key Stockholders to assist the Purchasers to sell their shares of Preferred Stock if the Purchasers so desire in connection with a sale by the Key Stockholders.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein, the parties hereto hereby agree to amend and restate the Prior Agreement in its entirety as follows:

1. Certain Defined Terms. As used in this Agreement, the following terms shall have the following respective meanings:

1.1. "**Affiliate**" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

1.2. "**Buyer**" shall have the meaning assigned to such term in Section 8.1.

1.3. "**Change in Control**" means (a) a sale, transfer or disposition of all or substantially all of the Company's assets to an unaffiliated third party purchaser; or (b) any merger, consolidation or other business combination transaction of the Company with or into an unaffiliated corporation, entity or person.

1.4. "**Company**" shall have the meaning assigned to it in the introductory paragraph.

1.5. "**Company Notice**" shall have the meaning assigned to such term in Section 4.

1.6. "**Disability**" means the failure of a Key Stockholder to perform his or her usual and customary duties for a period of three (3) consecutive months due to illness or physical or mental incapacity.

1.7. "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

1.8. "**Immediate Family**" shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, nephew, niece, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and shall include adoptive relationships.

1.9. "**Key Stockholder**" shall have the meaning assigned to it in the introductory paragraph of this Agreement.

1.10. "**Liquidation Event**" shall have the meaning assigned to it in the Restated Certificate.

1.11. "**Non-Proposing Stockholders**" shall have the meaning assigned to such term in Section 8.1.

1.12. "**Offered Shares**" shall have the meaning assigned to such term in Section 4.

1.13. "**Offeror**" shall have the meaning assigned to such term in Section 4.

1.14. "**Option Period**" shall have the meaning assigned to such term in Section 7.1.

1.15. "**Participating Purchaser**" shall have the meaning assigned to such term in Section 7.1.

1.16. "**Person**" shall be construed broadly and shall include without limitation an individual, a partnership, a corporation, an association, a joint stock corporation, a limited liability company, a partnership, a trust, a joint venture, an unincorporated organization and a governmental authority.

1.17. "**Preferred Stock**" shall have the meaning assigned to such term in the recitals to this Agreement.

1.18. "**Proposing Holders**" shall have the meaning assigned to such term in Section 8.1.

1.19. "**Purchase Agreement**" shall have the meaning assigned to such term in the recitals to this Agreement.

1.20. "**Purchaser Notice**" shall have the meaning assigned to such term in Section 5.2.

1.21. "**Qualified Public Offering**" shall have the meaning assigned to such term in the Restated Certificate.

1.22. "**Restated Certificate**" shall have the meaning assigned to such term in the Purchase Agreement.

1.23. "**Remaining Shares**" shall have the meaning assigned to such term in Section 5.2.

1.24. "**Securities Act**" shall mean the Securities Act of 1933, as amended.

1.25. "**Selling Stockholder**" shall have the meaning assigned to such term in Section 4.

1.26. "**Series A Preferred Stock**" shall mean the Company's Series A Convertible Preferred Stock, $0.001 par value per share.

1.27. "**Shares**" shall mean the shares of Common Stock and Preferred Stock. In addition, for purposes of all calculations and notices under this Agreement, and all other provisions of this Agreement where the context permits, the Shares shall be deemed to include any Shares which are subject to one or more other agreements between the Company and such Stockholder granting the Company the right to repurchase such Shares or otherwise restricting such Stockholder's right to transfer such Shares (the "**Other Stock Restriction Agreements**"). Notwithstanding the foregoing, nothing in this Agreement shall be deemed to authorize a Stockholder to transfer any Shares in violation of the terms of any Other Stock Restriction Agreement and the Company reserves all of its rights under such agreements.

1.28. "**Significant Transaction**" shall have the meaning assigned to such term in Section 8.1.

1.29. "**Stock**" shall mean and include: all shares of Common Stock and any evidences of indebtedness, shares of capital stock or other securities directly or indirectly convertible into or exchangeable for Common Stock ("**Convertible Securities**"), including the Preferred Stock; any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities ("**Options**"); and all other securities of the Company which may be issued in exchange for or in respect of shares of Common Stock, Convertible Securities or Options (whether by way of stock split, stock dividend, combination of shares, reclassification, recapitalization, reorganization, or any other means).

1.30. "**Stockholder**" shall mean collectively, the Purchasers and the Key Stockholders.

1.31. "**Take Along Notice**" shall have the meaning assigned to such term in Section 8.1.

1.32. "**Take Along Sale**" shall have the meaning assigned to such term in Section 8.1.

1.33. "**Transfer**" shall mean any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly.

1.34. "**Triggering Event**" means (a) Company has obtained through capitalization a sales value of at least $5 million, as determined by the Company's independent public accountants; or (b) there has

been a Change in Control of the Company; or (c) the Company has launched an initial public offering (IPO), resulting in a valuation of the Company of at least $50 million.

2. Restrictions on Transfer.

2.1. Repurchase Option.

(a) Repurchase Option. In the event of the voluntary or involuntary termination of a Key Stockholder's Service Status for any reason (including death and Disability), with or without cause, the Company shall commencing upon the date of such termination (the "Termination Date") have an irrevocable, exclusive option (the "Repurchase Option"), for a period of three (3) months from the Termination Date, to repurchase all or any portion of the Shares held by such Key Stockholder as of the Termination Date, which have not been released from the Repurchase Option, at the original purchase price thereof.

(b) Exercise of Repurchase Option. The Repurchase Option may be exercised by written notice at any time within three (3) months following the Termination Date to Key Stockholder or his personal representative, together with payment of the purchase price for the Shares being repurchased in cash or other immediately available funds.

(c) Release and Vesting of Shares. The Key Stockholders' Shares shall be released from the Repurchase Option and vest in the Key Stockholders as follows:

(i) In the case of Robert Frisch, (A) twenty-five percent (25%) of his Shares were released from the Repurchase Option on April 1, 2014; and (B) one thirty-sixth ($1/36^{th}$) of such Shares has been and will be released from the Repurchase Option on the corresponding day of each month thereafter until all such Shares are fully vested.

(ii) In the case of each of Kyle Reardon and Joseph Lavin, (A) twenty-five percent (25%) of their respective Shares shall be released from the Repurchase Option on April 1, 2015; and (B) one thirty-sixth ($1/36^{th}$) of such Shares shall be released from the Repurchase Option on the corresponding day of each month thereafter until all such Shares are fully vested.

(d) Escrow of Unvested Shares. For purposes of facilitating the enforcement of the provisions of this Section 2.1, each Key Stockholder agrees, immediately upon receipt of his Shares, to deliver the certificates evidencing such Shares, together with an assignment endorsed in blank, to the Company's Secretary, to be held in escrow pending release from the Repurchase Option.

(e) Acceleration. Notwithstanding the foregoing, the vesting of the Shares shall accelerate such that the Repurchase Option set forth in this Section 2.1 shall lapse as to all of the Shares then unvested, effective immediately prior to the consummation of a Triggering Event.

2.2. Any Transfer of any of the Common Stock by a Key Stockholder, other than according to the terms of this Agreement, shall be null and void and shall transfer no right, title, or interest in or to any of such Common Stock to the purported transferee.

2.3. An original copy of this Agreement, duly executed by each of the parties hereto, shall be delivered to the Secretary of the Company and maintained at the principal executive office of the Company and made available for inspection by any person requesting it.

2.4. Each Key Stockholder agrees to present the certificates representing the Common Stock presently owned or hereafter acquired by him to the Secretary of the Company and cause the Secretary to stamp on the certificate in a prominent manner the following legend:

> THE SALE OR OTHER DISPOSITION OF ANY OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY A STOCKHOLDERS AGREEMENT, AS AMENDED FROM TIME TO TIME, BY AND AMONG THE REGISTERED OWNER OF THIS CERTIFICATE, THE COMPANY AND CERTAIN OTHER STOCKHOLDERS OF THE COMPANY. THE COMPANY WILL FURNISH A COPY OF THIS AGREEMENT TO THE HOLDER HEREOF WITHOUT CHARGE UPON WRITTEN REQUEST.

2.5. Each Key Stockholder hereby agrees that, during the period of duration (not to exceed one hundred eighty (180) days) specified by the Company and an underwriter of Common Stock or other securities of the Company, following the effective date of a registration statement of the Company filed under the Securities Act with respect to the Company's first public offering of securities (which period may be extended upon the request of the managing underwriter, to the extent required by any NASD rules, for an additional period of up to fifteen (15) days if the Company issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 180-day lockup period), such Key Stockholder shall not, to the extent requested by the Company and such underwriter, directly or indirectly (a) lend, pledge, sell, offer to sell, contract to sell (including any short sale), grant any option, right or warrant to purchase, or otherwise transfer or dispose of any securities of the Company held by it at any time during such period except Common Stock included in such registration or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise; provided, however, that (i) all officers and directors of the Company enter into similar agreements and (ii) the Company uses all reasonable efforts to obtain a similar covenant from all holders of at least 1% of the Company's outstanding securities.

In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Common Stock of a Key Stockholder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.5 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Key Stockholder further agrees to

execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.5 or that are necessary to give further effect thereto.

Notwithstanding the foregoing, the obligations described in this Section 2.5 shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms which may be promulgated in the future, or a registration relating solely to a SEC Rule 145 transaction on Form S-4 or similar forms which may be promulgated in the future.

3. Transfers Not Subject to Restrictions.

3.1. Subject to the provisions of Sections 2.1 and 3.2, the Company's and the Purchasers' rights of first refusal and the Purchasers' right of co-sale described in Sections 5 through 7 shall not apply to: (1) in the case of a Key Stockholder who is a natural person, (i) any Transfer of Common Stock by such Key Stockholder by gift or bequest or through inheritance to, or for the benefit of, any member or members of such Key Stockholder's or such Key Stockholder's spouse's Immediate Family or (ii) any Transfer of Common Stock by such Key Stockholder to a trust (A) in respect of which such Key Stockholder serves as trustee, provided that the trust instrument governing such trust shall provide that such Key Stockholder, as trustee, shall retain sole and exclusive control over the voting and disposition of such Common Stock until the termination of this Agreement, or (B) for the benefit solely of any member or members of such Key Stockholder's Immediate Family; (2) in the case of all Key Stockholders (i) any Transfer of Common Stock to the Company; and (ii) any Transfer of Common Stock in connection with an underwritten public offering of Common Stock pursuant to an effective registration statement under the Securities Act.

3.2. In the event of any Transfer described in clauses (1)(i) or (1)(ii) of Section 3.1, the transferee of the Common Stock shall hold the Common Stock so acquired subject to all the restrictions imposed by this Agreement and shall be deemed a Key Stockholder for all purposes hereof, and as a condition to such Transfer, any such transferee shall, as a condition to such Transfer, execute and deliver a written instrument agreeing to be bound by the provisions of this Agreement acceptable to the Company.

4. Offer of Transfer; Notice of Proposed Transfer.

If a Key Stockholder desires to Transfer any of his Common Stock, or any interest in such Common Stock, in any transaction other than pursuant to Section 3 of this Agreement, such Key Stockholder (a "**Selling Stockholder**") shall first (i) deliver written notice of his desire to do so to the Company and each Purchaser (the "**Company Notice**"), in the manner prescribed in Section 11.4 of this Agreement. The Company Notice must specify: (i) the name and address of the party to which the Selling Stockholder proposes to Transfer the Common Stock or an interest in the Common Stock (the "**Offeror**"), (ii) the number of shares of Common Stock the Selling Stockholder proposes to Transfer (the "**Offered Shares**"), (iii) the consideration per share of Common Stock to be delivered to the Selling Stockholder for the proposed Transfer, and (iv) all other material terms and conditions of the proposed transaction.

5. Company's Option to Purchase.

5.1. Subject to Section 7.1, the Company shall have the option to purchase all or any part of the Offered Shares for the consideration per share and on the terms and conditions specified in the Company Notice. The Company must exercise such option, no later than fifteen (15) days after such Company Notice is deemed under Section 11.4 hereof to have been delivered to it, by written notice to the Selling Stockholder.

5.2. In the event the Company does not exercise its option within such 15-day period with respect to all of the Offered Shares, the Company shall, by the last day of such period, give written notice (the "**Purchaser Notice**") of that fact to the Purchasers. The Purchaser Notice shall specify the number of Offered Shares not purchased by the Company (the "**Remaining Shares**").

5.3. In the event the Company duly exercises its option to purchase all or part of the Offered Shares, the closing of such purchase shall take place at the offices of the Company on the later of (i) the date five (5) days after the expiration of such 15-day period or (ii) the date that the Purchasers consummate their purchase of Remaining Shares under Section 6.3 hereof.

5.4. To the extent that the consideration proposed to be paid by the Offeror for the Offered Shares consists of property other than cash or a promissory note, the consideration required to be paid by the Company and/or Purchasers exercising their options under Section 5 and Section 6 hereof may consist of cash equal to the value of such property, as determined in good faith by agreement of the Selling Stockholder, the Company and/or the Purchasers acquiring such Offered Shares; provided, however, that if the parties to any such sale of Offered Shares cannot agree on the value of such property, the value shall be determined by an appraiser acceptable to such parties and the cost of the appraisal shall be borne by the Company.

6. Purchaser's Option to Purchase.

6.1. Subject to Section 7.1, each Purchaser shall have an option, exercisable for a period of 15 days from the date of delivery of the Purchaser Notice, to purchase, on a pro rata basis according to the number of shares of Preferred Stock owned by such Purchaser at such time, the Remaining Shares for the consideration per share and on the terms and conditions set forth in the Company Notice. Such option shall be exercised by delivery by such Purchaser of written notice to the Secretary of the Company. Alternatively, each Purchaser may within the same 15-day period, notify the Secretary of the Company of its desire to participate in the sale of the Shares on the terms set forth in the Company Notice, and the number of Shares it wishes to sell.

6.2. In the event options to purchase have been exercised by the Purchasers with respect to some, but not all, of the Remaining Shares, those Purchasers who have exercised their options within the 15-day period specified in Section 6.1 shall have an additional option, for a period of five (5) days next succeeding the expiration of such 15-day period, to purchase all or any part of the balance of such Remaining Shares on the terms and conditions set forth in the Company Notice, which option shall be exercised by the delivery of written notice to the Secretary of the Company. In the event there are two or more such Purchasers that choose to exercise the last-mentioned option for a total number of Remaining Shares in excess of the number available, the Remaining Shares available for each such Purchaser's option shall be allocated to such Purchaser pro rata based on the number of Shares owned by the Purchasers so electing.

6.3. The closing of the purchase of the Offered Shares and the Remaining Shares by the Company and/or Purchasers pursuant to Section 5 and Section 6, respectively, shall take place at the offices of the Company no later than five business days after the expiration of the five day period referred to in Section 6.2.

6.4. The Selling Stockholder may, not later than sixty (60) days following delivery to the Company of the Company Notice and each Purchaser of the Purchaser Notice, enter into an agreement providing for the closing of the Transfer to the third party purchaser(s) identified in the Company Notice of any Offered Shares with respect to which neither the Company nor the Purchasers have exercised their rights to purchase under Sections 5 and 6, respectively, together with the closing of the purchase of any Shares to be sold by any Participating Purchaser, such purchase to occur within thirty (30) days of such agreement at a price and terms and conditions no more favorable to the transferee(s) thereof than specified in the Company Notice.

7. Failure to Fully Exercise Options; Co-Sale.

7.1. If the Company and/or the Purchasers do not exercise their options to purchase all of the Offered Shares within the periods described in this Agreement (the "**Option Period**"), then all options of the Company and the Purchasers to purchase the Offered Shares, whether exercised or not, shall terminate, but each Purchaser which has, pursuant to Section 6.1, expressed a desire to sell Shares in the transaction (a "**Participating Purchaser**"), shall be entitled to do so pursuant to this Section. The Company shall promptly, on expiration of the Option Period, notify the Selling Stockholder of the aggregate number of Shares the Participating Purchasers wish to sell. The Selling Stockholder shall use his commercially reasonable efforts to interest the Offeror in purchasing, in addition to the Offered Shares, the Shares the Participating Purchasers wish to sell. If the Offeror does not wish to purchase all of the Shares made available by the Selling Stockholder and the Participating Purchasers, then each Participating Purchaser and the Selling Stockholder shall be entitled to sell, at the price and on the terms and conditions set forth in the Company Notice, a portion of the Shares being sold to the Offeror, in the same proportion as such Selling Stockholder or Participating Purchaser's ownership of Shares bears to the aggregate number of Shares owned by the Selling Stockholder and the Participating Purchasers. The transaction contemplated by the Notice shall be consummated not later than sixty (60) days after the expiration of the Option Period.

7.2. If the Participating Purchasers do not elect to sell the full number of Shares which they are entitled to sell pursuant to Section 7.1, the Selling Stockholder shall be entitled to sell to the Offeror, according to the terms set forth in the Company Notice, that number of his own Shares which equals the difference between the number of Shares desired to be purchased by the Offeror and the number of Shares the Participating Purchasers are entitled to sell pursuant to Section 7.1. If the Selling Stockholder wishes to Transfer any such Shares at a price per Share which differs from that set forth in the Company Notice, upon terms different from those previously offered to the Company and the Purchasers, or more than sixty (60) days after the expiration of the Option Period, then, as a condition precedent to such transaction, such Shares must first be offered to the Company and the Purchasers on the same terms and conditions as given the Offeror, and in accordance with the procedures and time periods set forth in Sections 5 and 6 above.

7.3. The proceeds of any sale made by the Selling Stockholder without compliance with the provisions of this Section 7 shall be deemed to be held in constructive trust in such amount as would have been due the Participating Purchasers if the Selling Stockholder had complied with this Agreement and upon delivery of such proceeds to the Participating Purchasers, the Participating Purchasers shall transfer the Shares attributable to such proceeds to the Selling Stockholder.

8. Take-Along Rights

8.1. If the Key Stockholders holding a majority of the then outstanding shares of Common Stock (the "**Proposing Holders**"), affirmatively vote in favor of accepting an offer from a third party or third parties (a "**Buyer**") not an Affiliate or Affiliates of any of the Proposing Holders to consummate a transaction or series of related transactions with such Buyer pursuant to which such Buyer would acquire all of the Shares held by such Proposing Holders for a specified price payable in cash, securities or other consideration and on specified terms and conditions (a "**Significant Transaction**"), the remaining Stockholders (the "**Non-Proposing Stockholders")** shall, if so demanded by the Proposing Holders in writing at least twenty (20) days prior to the consummation of the proposed transaction(s) (a "**Take Along Notice**"), sell all of their Shares to such Buyer in such transaction(s) and participate in such transaction(s) (a "**Take Along Sale**"), notwithstanding any other rights contained in this Agreement or otherwise.

8.2. Subject to Section 8.3, the provisions of this Section 8 shall apply regardless of the form of consideration received in the Take Along Sale, and each Non-Proposing Stockholder shall (i) if the Take Along Sale is structured as a merger or consolidation, waive any dissenters' rights, appraisal rights or similar rights in connection with such merger or consolidation, or (ii) if the Take Along Sale is structured as a sale, agree to sell all of its Shares on the terms and conditions approved pursuant to Section 8.1. Subject to Section 8.3, each Non-Proposing Stockholder in any Take Along Sale shall execute such documents and take such actions as may be reasonably required by the Company and the Proposing Holders.

8.3. Exceptions. Notwithstanding the foregoing, a Non-Proposing Stockholder will not be required to comply with Section 8 above in connection with any proposed Significant Transaction (the "**Proposed Sale**") unless:

i. any representations and warranties to be made by such Non-Proposing Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including but not limited to representations and warranties that (i) the Non-Proposing Stockholder holds all right, title and interest in and to Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Non-Proposing Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Non-Proposing Stockholder have been duly executed by the Non-Proposing Stockholder and delivered to the acquirer and are enforceable against the Non-Proposing Stockholder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Non-Proposing Stockholder's obligations thereunder, will cause a

breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

ii. the Non-Proposing Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

iii. the liability for indemnification, if any, of such Non-Proposing Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to the amount of consideration paid to such Non-Proposing Stockholder in connection with such Proposed Sale (in accordance with the provisions of the Restated Certificate);

iv. liability shall be limited to such Non-Proposing Stockholder's applicable share (determined based on the respective proceeds payable to each Non-Proposing Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Non-Proposing Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Non-Proposing Stockholder, the liability for which need not be limited as to such Non-Proposing Stockholder;

v. upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Preferred Stock elect otherwise by written notice given to the Company at least 10 days prior to the effective date of any such Proposed Sale, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with Restated Certificate in effect immediately prior to the Proposed Sale; and

vi. subject to clause 8.3(v) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option.

9. Transfer Mechanics; Further Assurances.

9.1. At least five (5) days prior to the date of consummation of a Take Along Sale (which date and the place and time of such consummation shall be designated by the Proposing Holders and provided to each Non-Proposing Stockholder in the Take Along Notice), each Non-Proposing Stockholder shall deliver for transfer to the Buyer one or more certificates, properly endorsed for transfer in form satisfactory to the Proposing Holders, which represent all of the capital stock and other securities of the Company held by such Non-Proposing Stockholder, duly executed and free and clear of any liens. The certificate(s) delivered by each Non-Proposing Stockholder shall be transferred to the Buyer identified in the Take Along Notice as part of the consummation of the Take Along Sale. Upon receipt of the proceeds of the Take Along Sale, the Proposing Holders shall promptly remit to each Non-Proposing Stockholder that portion of such proceeds to which such Non-Proposing Stockholder is entitled by reason of such Non-Proposing Stockholder's participation in such sale.

9.2. The aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among all holders of capital stock of the Company on the basis of the relative amounts to which such holders of shares of Preferred Stock and the holders of Common Stock would be entitled in a Liquidation Event in accordance with Article IV (A)(3) (a), (b), (c) and (d) of the Restated Certificate in effect immediately prior to the Take Along Sale.

9.3. If the consummation of any Take Along Sale does not occur within thirty (30) days after the date by which each Non-Proposing Stockholder shall be required to deliver certificates to the Proposing Holder pursuant to Section 9.1, the Proposing Holder shall promptly return such certificates to such Non-Proposing Stockholder and shall not thereafter require the delivery of any such certificate without first again complying with Section 9.1.

10. Transfers.

10.1. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of Company and the Purchasers. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

10.2. The rights of the Purchasers hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by a Purchaser to any Affiliate or (ii) to an assignee or transferee who acquires (a) all of such Purchaser's shares of Capital Stock if such Purchaser holds less than one percent (1%) of the shares of Capital Stock or (b) at least one percent (1%) of the shares of Capital Stock (in each

case, such number to be proportionately adjusted in the event of any stock splits, stock dividends, recapitalizations or similar events occurring on or after the date hereof affecting the number of issued and outstanding shares of Preferred Stock), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Stockholders of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

11. General.

11.1. Severability. The provisions of this Agreement are severable, so that the invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other term or provision of this Agreement, which shall remain in full force and effect.

11.2. Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, the Purchasers and the Key Stockholders shall be entitled to specific performance of the agreements and obligations of the parties hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

11.3. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of New York without regard to its principles of conflicts of laws. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court having jurisdiction in the County of Tompkins, State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.4 shall be deemed effective service of process on such party.

11.4. Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, or (iii) upon delivery if personally delivered, in each case to the intended recipient as set forth below:

(i) If to the Company:

Luxury Camping Inc.

610 N. Cayuga Street
Ithaca, NY 14850
Attn: Robert Frisch

or at such other address as may have been furnished in writing by the Company to the other parties hereto, with a copy to:

Miller Mayer LLP
202 East State Street, Suite 700
Ithaca, NY 14850
Attn: Hayden R. Brainard, Jr., Esq.

(ii) If to a Purchaser, at its address set forth in Schedule A hereto, or at such other address as may have been furnished to the other parties hereto in writing by such Purchaser.

(iii) If to a Key Stockholder, at the Company or at such other address or addresses as may have been furnished to the other parties hereto in writing by such Stockholder.

Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

11.5. Complete Agreement; Amendments. This Agreement constitutes the full and complete agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties hereto relating to such subject matter. No amendment, modification or termination of any provision of this Agreement shall be valid unless in writing and signed (i) by the Company, (ii) Key Stockholders holding at least a majority of the Common Stock then restricted by this Agreement; and (iii) Purchasers holding at least a majority of the total outstanding shares of Preferred Stock then held by all Purchasers. Notwithstanding the foregoing, the consent of the holders of a majority of the Common Stock then outstanding held by Key Stockholders shall not be required for any amendment or waiver if such amendment or waiver (i) does not adversely affect the rights of the Key Stockholders under this Agreement or (ii) is for the purpose of addition of any Person as a Key Stockholder or a Purchaser to this Agreement. The Company shall give prompt written notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination or waiver. Any amendment, termination or waiver effected in accordance with this Section 11.5 shall be binding on all parties hereto, even if they do not execute such consent. No waivers of, or exceptions to, any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision

11.6. Aggregation. All Shares held or acquired by a Purchaser which is a partnership or a limited liability company shall be aggregated with Shares held or acquired by any of its Affiliates thereof for purposes of determining the availability of any rights under this Agreement, and the exercise of any such rights may be allocated among such Affiliates in such manner as those Affiliates shall determine.

11.7. Construction. A reference to a Section or Schedule shall mean a Section in or Schedule to this Agreement unless otherwise expressly stated. The titles and headings herein are for reference purposes only and shall not in any manner limit the construction of this Agreement which shall be considered as a whole. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice-versa.

11.8. Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document. This Agreement may be executed by facsimile signatures.

11.9. Termination of Agreement. This Agreement shall terminate in its entirety (a) immediately prior to the closing of a Qualified Public Offering or (b) upon termination of this Agreement in accordance with Section 11.5.

11.10. WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, THE PURCHASERS AND THE COMPANY HEREBY WAIVE, AND COVENANT THAT NEITHER THE COMPANY NOR THE PURCHASERS WILL ASSERT, ANY RIGHT TO TRIAL BY JURY ON ANY ISSUE IN ANY PROCEEDING, WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE, IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, ANY OTHER AGREEMENT OR THE SUBJECT MATTER HEREOF OR THEREOF OR IN ANY WAY CONNECTED WITH, RELATED OR INCIDENTAL TO THE DEALINGS OF THE PURCHASERS AND THE COMPANY HEREUNDER OR THEREUNDER, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN TORT OR CONTRACT OR OTHERWISE. The Company acknowledges that it has been informed by the Purchasers that the provisions of this Section 11.10 constitute a material inducement upon which the Purchasers are relying and will rely in entering into this Agreement and the Purchase Agreement. Any Purchaser or the Company may file an original counterpart or a copy of this Section 11.10 with any court as written evidence of the consent of the Purchasers and the Company to the waiver of its right to trial by jury.

11.11. Additional Parties.

i. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of Preferred Stock

become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as a Purchaser and Stockholder hereunder. In either event, each such person shall thereafter be deemed a Purchaser and Stockholder for all purposes under this Agreement.

ii. In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in the immediately preceding paragraph above), following which such Person shall hold Shares constituting one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Key Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Stockholders **Agreement** as of the date first above written.

COMPANY:

LUXURY CAMPING INC.

By: ______________________
Name: Robert Frisch
Title:

H:\13777\006\Series A SPA v3 with Exhibits.doc